FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

16 January 2012

THE SAUDI BRITISH BANK
YEAR END 2011 RESULTS

• Net profit of SAR2,888m (US$770m) for the year ended 31 December 2011, an increase of SAR1,005m (US$268m), or 53.4%, compared with SAR1,883m (US$502m) for the same period in 2010.

• Operating income of SAR4,899m (US$1,306m) for the year ended 31 December 2011, an increase of SAR60m (US$16m), or 1.2%, compared with SAR4,839m (US$1,290m) for the same period in 2010.

• Customer deposits of SAR105.6bn (US$28.2bn) at 31 December 2011, an increase of SAR10.9bn (US$2.9bn), or 11.5%, compared with SAR94.7bn (US$25.3bn) at 31 December 2010.

• Loans and advances to customers of SAR84.8bn (US$22.6bn) at 31 December 2011, an increase of SAR10.6bn (US$2.8bn), or 14.3%, from SAR74.2bn (US$19.8bn) at 31 December 2010.

• The bank's investment portfolio totalled SAR22.2bn (US$5.9bn) at 31 December 2011, a decrease of SAR2.8bn (US$0.8bn), or 11.2%, compared with SAR25bn (US$6.7bn) at 31 December 2010.

• Total assets were SAR138.7bn (US$37bn) at 31 December 2011, an increase of 10.6% or SAR13.3bn (US$3.6bn), compared with SAR125.4bn (US$33.4bn) at 31 December 2010.

• Earnings per share of SAR3.85 (US$1.03) for the year ended 31 December 2011, an increase of 53.4% from SAR2.51 (US$0.67) for the same period in 2010.

Commentary
SABB recorded a net profit of SAR2,888m (US$770m) for the year ended 31 December 2011. This is an increase of SAR1,005m (US$268m) or 53.4% as compared with the same period in 2010.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB has achieved strong profit growth with its robust and diversified operating income streams and cost containment measures. SABB has steadily grown its balance sheet during the year with its ongoing drive to book quality business and continues to take a prudent view on provisioning. We are committed to supporting our customers and seeking new opportunities for business growth.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 16 January, 2012